UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Rollo Motion, Inc.

Legal status of issuer

     Form
     C-Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     September 17, 2018

Physical address of issuer
740 East Green Street, Pasadena, CA 91101

Website of issuer
https://www.rollomotion.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series A Preferred Stock

Target number of Securities to be offered
22,523

Price (or method for determining price)
$1.11

Target offering amount
$25,000

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 22, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
16

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$626,650	$1,158,558
Cash & Cash Equivalents	$461,358	$1,068,792
Accounts Receivable	$12,396	$0
Short-term Debt	$145,002	$49,138
Long-term Debt	$113,763	$0
Revenues/Sales	$24,026	$0
Cost of Goods Sold	N/A	N/A
Taxes Paid	$0	$0
Net Income (Loss)	($1,750,806)	($1,572,516)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcripts

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 6, 2021

Rollo Motion, Inc.



Up to $1,070,000 of Series A Preferred Stock

Rollo Motion, Inc. ("Rollo Motion", "Rollo", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series A Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 22, 2022, or such earlier date as determined by the Company (the "Termination Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). The Company may raise up to $1,070,000 under the Regulation CF Offering and up to $3,930,000 under Regulation D. Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $750,000 under the Combined Offerings (the "Closing Amount") by the Termination Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by 11 months from the effective date of this Form C, or such earlier date as determined by the Company (the "New Subscription End Date"), will be permitted to increase their subscription amount at any time on or before the Termination Date. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the New Subscription End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Termination Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $999 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

Investors are required to pay directly to SeedInvest a Transaction Fee equal to 2% of the investment amount at the time of the investors' subscription, capped at $300. The Transaction Fee paid by any individual investor will be included as part of the aggregate purchase price paid by the investor when calculating the maximum amount non-accredited investors may invest under Rule 227(a)(2) of Regulation CF under the Securities Act of 1933, as amended. The investment amount and fee will be promptly refunded in the event the Company does not reach its minimum target amount of $25,000 (the "Minimum Target Amount").

Investors in our Series A Preferred Stock will have limited voting rights pursuant to the voting agreement that investors must enter into in order to invest in this offering. For instance, holders of our Preferred Stock must vote to elect (a) one (1) individual designated by Idealab Studio, LLC ("Idealab Studio"), so long as IdeaLab Studio continues to hold at least 250,000 shares of the Company's stock; (b) one (1) individual who shall be the Company's then-serving CEO; (c) one (1) individual designated by the holders of a majority of the Company's Series Seed 2 Preferred Stock; (d) one (1) individual designated by the holders of majority of the Company's Series Seed 3 Preferred Stock. In addition, investors in this offering will be granting the Chief Executive Officer of the Company a proxy to vote all of such investor's shares of stock in the event such an investor fails to vote. See "Classes of securities of the Company" at page 19 for more information on the rights of our Series A Preferred Stock.

The Series A Preferred Stock is convertible into Common Stock either at the discretion of the investor or automatically upon the occurrence of certain events, like the closing of the sale the Common Stock in an initial public offering or the vote of the majority of the holders of the Series A Preferred Stock to effect such conversion. The total number of shares of Common Stock into which the Series A Preferred Stock may be converted will be determined by dividing the original issue price per share of the Series A Preferred Stock by the conversion price per share of the Series A Preferred Stock. The Company has six classes of voting securities, the Common Stock, the Series Seed 1 Preferred Stock, the Series Seed 2 Preferred Stock, the Series 3 Preferred Stock, the Series 4 Preferred Stock, and the Series A Preferred Stock. Each of these classes have different original issue prices (and therefore different conversion prices) and distinct voting rights by reason of our Amended and Restated Certificate of Incorporation and voting rights agreement, which investors will become party to by subscribing to this Offering. See "THE OFFERING AND THE SECURITIES" at page 18 for additional details.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events. See, "RISK FACTORS" beginning on page 8.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.rollomotion.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/rollo.motion

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Rollo Motion, Inc. ("the Company") was incorporated on September 17, 2018 under the laws of the State of Delaware, and is headquartered in Pasadena, California.

The Company is located at 740 East Green Street, Pasadena, CA 91101.

Rollo Motion, Inc. is a start up company developing smart delivery vehicles that power a hyperlocal delivery service. Rollo's smart fleet allows for autonomous, remote, or human operation to create an efficient end-to-end local delivery solution.

The Company's website is https://www.rollomotion.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/rollo.motion and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series A Preferred Stock being offered	$25,000
Maximum amount of Series A Preferred Stock	$1,070,000
Purchase price per Security	$1.11
Minimum investment amount per investor	$999
Offering deadline	April 22, 2022
Use of proceeds	See the description of the use of proceeds on page 14, 15, and 16 hereof.
Voting Rights	See the description of the voting rights on pages 5, 6, 15, and 19 hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to raise new capital. A combined raise of $5 million from this offering will not be sufficient to sustain the Company as a going-concern. Funding from this round of financing is intended to demonstrate key technical and growth milestones. The technical and growth milestones are intended to support additional capital raises to bring Rollo to new markets and to continue the technical efforts to improve efficiency.

Raising additional capital may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms.

The Company may be unable to achieve its technical objectives. The technology shown on the website is not a fully autonomous vehicle. When not ridden by a human, the Company moves vehicles using a mix of remote operators and onboard autonomy. Currently all autonomous operations have a safety operator monitoring the state of the vehicle. The operational cost today does not favor the use of the Company technology at its current level of development. There is a risk that Rollo cannot achieve sufficient cost savings through additional technical development to have the business model operate as intended

The Company may be unable to achieve necessary scale. The Company today is a small scale operation and there is a risk that it does not reach the intended scale. Today the Company operates fewer than 20 delivery vehicles and delivers for fewer than 30 restaurants. The company will need to achieve significant sales growth to prove that the business is ready to scale to new locations..

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for 3-4 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. The Company believes that it is able to continue extracting cash from sales to sustain and extend its runway. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively low. The Company currently has approximately $115,000 in cash balance as of April 30, 2021, equating to approximately 1-2 month(s) of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding Convertible Notes. The Company has issued four Convertible Notes in May 2021 for a total principal of $180,000. These Notes accrue at an interest rate of 5% and have a maturity term of 6 months from the date of issuance. The Notes are convertible into the next series of Preferred Stock the company issues shares for a gross purchase price of at least $1,000,000 or at the time of maturity to Series Seed 4 Preferred Stock. The conversion price of these Notes is based on a valuation cap of approximately $7,000,000. Additionally, these Notes also carry Warrants in the amount of 7 warrants per $1 of principal, for a total of 1,260,000 Warrants. The Warrants give the purchaser the right for the later purchase of Series Seed 4 Preferred Stock at an exercise price of approximately $0.426, as defined in the Company's Amended and Restated Certificate of Incorporation.

The Company has an outstanding PPP loan. The Company currently owes Silicon Valley Bank for a Small Business Association Paycheck Protection Programs loan worth principal of $129,267. The loan was issued on February 4, 2021 and the loan carries 1% interest and is subject to forgiveness if certain conditions are met under CARES act. If the entire or part of the loan is not forgiven, the payments of principal and interest are deferred 16 months from the date of the borrowing date. The unforgiveness portion of the loan matures 60 days from the borrowing date.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company has not filed a Form D for its prior offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company is still in the development stage and has not obtained enough revenues to support growing operations as of yet, among other factors, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

You may be subject to a different share price from other investors in this Offering. The Company has an evaluated pre-money valuation of approximately $20 million and a corresponding share price of $1.11. However, investors that invest earlier in the Offering may be rewarded with a discounted share price. Investors that have their subscription received no later than June 11, 2021 will be issued shares with a share price of $0.89. Investors that have their subscription received after June 11, 2021 but no later than July 9, 2021 will be issued shares with a share price of $1.00. Investors that have their subscription received after July 9, 2021 will be issued shares with the evaluated share price of $1.11. Investors that invest earlier in the Offering are rewarded with a lower share price. Investments made by SI Selections Fund I, L.P. (if applicable) and through the SeedInvest Auto Invest program will always be issued shares with a share price of $0.89, regardless of the date the subscription was received. Other than the differences in the share price described herein, there are no other differences between the shares for subscriptions received in these time periods.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Series A Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Preferred Stock. Because the Series A Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 42.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series A Preferred Stock may be subject to dilution. Purchasers of Series A Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series A Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series A Preferred Stock depending on the terms and pricing of any future membership interest issuances (including the Series A Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series A Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Rollo Motion, Inc. is a start-up company developing smart delivery vehicles that power a hyperlocal delivery service. Rollo's smart fleet will allow for autonomous, remote, or human operation to create an efficient end-to-end local delivery solution.

A combined capital raise of $5 million from this offering will not be sufficient to sustain Rollo as a going-concern. Funding from this round of financing is intended to demonstrate key technical and growth milestones. The technical and growth milestones are intended to support additional capital raises to bring Rollo to new markets and to continue the technical efforts to improve efficiency.

How It Works

We intend to achieve market-leading low cost for fulfillment of local deliveries by using a fleet of light-weight vehicles that can be operated in a variety of modes. Our custom-designed vehicles can be ridden by a delivery driver, operated remotely, or they will even eventually complete deliveries fully autonomously.

Traditional car-based delivery providers are fundamentally limited by labor costs, and increasingly face regulatory headwinds as the nascent 'gig-economy' grows around the world. Others who use fully robotic solutions face a wide range of technical challenges including range at low-speeds, maneuverability, and navigating complex situations beyond the capabilities of today's technology (e.g. entering a door code, or opening a gate). Rollo's unique hybrid fleet allocates staff as needed in an efficient manner while enjoying the benefits of lower-cost autonomy on deliveries that don't require a person at the endpoint. As a result, our overall operational costs will be lower than others in the local delivery space, which allows us to provide greater value to our restaurant partners and customers alike.

Rollo Vehicles

Today, Rollo's delivery fleet is made up of a single vehicle design that is optimized for in-person (human-ridden) usage, and is also capable of low-speed remote operation and autonomous motion. Rollo is now adapting the core of our vehicle to create a configuration optimized for autonomous motion which increases its operational speed, safety, and range. Future development will reduce the need for direct monitoring and oversight and extend the operational domain in which the vehicle uses no human oversight. Development is informed by the scenarios and needs experienced during real-world usage of the technology. Additionally, we will continue to explore more capable and lower cost sensor sets in conjunction with advancing our control algorithms.

The technology shown on the website is not a fully autonomous vehicle. When not ridden by a human, Rollo moves vehicles using a mix of remote operators and onboard autonomy. Currently all autonomous operations have a safety operator monitoring the state of the vehicle. The operational cost today does not favor the use of Rollo technology at its current level of development. There is a risk that Rollo cannot achieve sufficient cost savings through additional technical development to have the business model operate as intended.

Rollo Development

Rollo will continue to grow our delivery base and extend the use of piloted capabilities. Rollo will improve both the cost and the functionality of the piloting technology. Ongoing deliveries are the perfect laboratory for to developing technology in the same environment as intended for actual use. Learning from experience allows Rollo to get better with every delivery. The current technology readiness level does not provide cost savings.

Rollo today is a small-scale operation and there is a risk that it does not reach the intended scale. Today the company operates fewer than 20 delivery vehicles and delivers for fewer than 30 restaurants. The company will need to achieve significant sales growth to prove that the business is ready to scale to new locations.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Research & Development	45%	45%	49%
Sales & Marketing	14%	14%	22%
Operations	23%	23%	15%
Vehicles	18%	18%	14%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Ryan McLean	Founder & CEO	Responsible for day to day execution of Rollo
Bill Gross	Board of Directors, Chairman	Heliogen CEO
Tamim Mourad	Board of Directors	co-Founder eSalon and Investor
Sunil Nagaraj	Board of Directors	Managing Partner of Ubiquity Ventures
Marcia Goodstein	Assistant Secretary	Idealab CEO and President
Craig Chrisney	Assistant Treasurer	Idealab CFO

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	3,075,000	Yes	N/A	21.3%	N/A
Series 1 Preferred Stock	3,000,000	Yes	Series A Preferred Stock to be offered in this offering	20.8%	Liquidation and voting rights as set in the COI
Series 2 Preferred Stock	2,513,551	Yes	"	17.4%	"
Series 3 Preferred Stock	3,499,993	Yes	"	24.2%	"
Series 4 Preferred Stock	2,351,500	Yes	"	16.3%	"
2018 Stock Incentive Plan	1,979,010	Yes, if exercised	N/A	N/A	N/A

Convertible Note Shares	422,028	Yes, if converted	N/A	N/A	N/A
Series 4 Warrant Shares	1,260,000	Yes, if exercised	N/A	N/A	N/A
Series 3 Anti-Dilution Shares	64,815	Yes, if granted	N/A	N/A	N/A

The Company has the following debt outstanding:

The Company has outstanding Convertible Notes. The Company has issued four Convertible Notes in May 2021 for a total principal of $180,000. These Notes accrue at an interest rate of 5% and have a maturity term of 6 months from the date of issuance. The Notes are convertible into the next series of Preferred Stock the company issues shares for a gross purchase price of at least $1,000,000 or at the time of maturity to Series Seed 4 Preferred Stock. The conversion price of these Notes is based on a valuation cap of approximately $7,000,000.

The Company has an outstanding PPP loan. The Company currently owes Silicon Valley Bank for a Small Business Association Paycheck Protection Programs loan worth a total principal of $129,267. The loan was issued on February 4, 2021 and the loans carry 1% interest and are subject to forgiveness if certain conditions are met under CARES act. If the entire or part of the loan is not forgiven, the payments of principal and interest are deferred 16 months from the date of the borrowing date. The unforgiveness portion of the loan matures 60 days from the borrowing date.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Idealab Studio, LLC	3,117,577 shares of Preferred Stock (3,000,000 of Seed 1 and 117,577 of Seed 4)	21.6%
Ryan McLean	3,000,000 shares of Common Stock	20.8%

Bill Gross has voting control over Idealab Studio, LLC.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Rollo Motion Inc., ("Rollo", "the Company") was incorporated on September 17, 2018 under the laws of the State of Delaware, and is headquartered in Pasadena, CA. Rollo Motion, Inc. is a start up company developing AI hybrid delivery vehicles. Rollo's smart fleet allows for autonomous, remote, or human operation to create an efficient end-to-end local delivery solution.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $115,000 cash on hand as of April 30, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy. However, a combined raise of $5 million from the Combined Offerings will not be sufficient to sustain the Company as a going-concern. Funding

from this round of financing is intended to demonstrate key technical and growth milestones. The technical and growth milestones are intended to support additional capital raises to bring Rollo to new markets and to continue the technical efforts to improve efficiency.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $20 million.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series Seed 1	September 2018	Section 4a(2)	Preferred Equity	$75,000	Continuing working capital
Series Seed 2	January 2019	Regulation D, 506(b)	Preferred Equity	$1,005,420	Continuing working capital
Series Seed 3	September 2019	Regulation D, 506(b)	Preferred Equity	$1,924,999	Continuing working capital
Series Seed 4	June 2020	Regulation D, 506(b)	Preferred Equity	$1,002,938	Continuing working capital
Bridge	May 2021	Section 4a(2)	Convertible Note and Warrants	$180,000	Continuing working capital

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $750,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $999. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Investors who purchase 250,000 shares or greater in the Offering will be considered "Major Investors," and will be entitled to some additional rights relating to their investment, including, greater information rights

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering. For the avoidance of doubt, all subscriptions made outside of the Online Platform will be offered and sold pursuant to Regulation D.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Except as otherwise required by law or by the Company's Amended and Restated Certificate of Incorporation, on all matters submitted to a vote of the stockholders of the corporation, each holder of Common Stock shall be entitled to cast one vote for each share of Common Stock registered in such holder's name on the transfer books of the corporation.

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

All classes of Preferred Stock have certain dividend rights, voting rights, rights to receive liquidation distribution, and conversion rights that are outlined in the Company's Amended and Restated Certificate of Incorporation. A copy of the Company's filed Certificate of Incorporation can be found on www.seedinvest.com/rollo.motion/series.a/dataroom.

The Company will issue Series A Preferred Stock under these Combined Offerings as described in this Form C.

The following is a summary of the terms of the Series A Preferred Stock offered hereby and the previously issued Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Series Seed 3 Preferred Stock, and Series Seed 4 Preferred Stock (collectively, "Series Seed Preferred Stock," and together with the Series A Preferred Stock, "Preferred Stock"). The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Company's Amended and Restated Certificate of Incorporation and bylaws.

Voting Rights
Except as otherwise required by law or by the Company's Amended and Restated Certificate of Incorporation, on all matters submitted to a vote of the stockholders of the corporation, each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series A Preferred Stock so held could be converted.

Election of Directors Designated by Series Seed Preferred Stock. The holders of record of the shares of Series Seed 1 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company, the holders of record of the shares of Series Seed 2 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company and the holders of record of the shares of Series Seed 3 Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Company.

Approval by Preferred Stock. The Company shall not take any of the following actions without first obtaining the approval of the holders of not less than a majority of the Preferred Stock, voting together as a single class and on an as-converted basis:

(i)   increase the number of authorized shares of Preferred Stock or any series of Preferred Stock;

(ii)   authorize, create or issue, or obligate itself to issue, any shares of any class or series of capital stock or any security convertible into any class or series of stock having any preference or priority superior to or on parity with any such preference or priority of any outstanding series of Preferred Stock (including, without limitation, with respect to voting, dividends or upon liquidation);

(iii)   amend or repeal any provision of, or add any provision to, the Amended and Restated Certificate of Incorporation or bylaws of the Company (including pursuant to a merger) if such action would adversely alter or change in any material respect the rights, preferences, privileges, or restrictions of any outstanding series of Preferred Stock;

(iv)   redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the certain repurchases of shares of Common Stock;

(v)   pay any dividends on any class of equity security with a dividend preference equal to or inferior to any series of Preferred Stock;

(vi)   effect, or obligate the Company or any subsidiary to effect, any action resulting in liquidation, dissolution, winding up of the Company or any Deemed Liquidation Event (defined below) of the Company;

(vii)   increase or decrease the authorized number of directors constituting the Board of Directors; or

(viii)   amend this provision regarding approval of Preferred Stock.

Approval by Series Seed 3 Preferred Stock. In addition to any other vote required by law or pursuant to the above, the approval of the holders of a majority of the Series Seed 3 Preferred Stock, voting as a separate class, shall be required to (i) amend or repeal any provision of, or add any provision to, this Certificate of Incorporation or bylaws of the Company (including pursuant to a merger) if such action would adversely alter or change in any material respect the rights, preferences, privileges, or restrictions of the Series Seed 3 Preferred Stock; and (ii) increase the authorized shares of Series Seed 3 Preferred Stock.

Waiver Regarding California Section 500. For purposes of Section 500 of the California Corporation Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under the Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Company in connection with a termination of employment or services pursuant to agreements or arrangements approved by the board of directors (in addition to any other consent required under the Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (each as determined under applicable law). Accordingly, for purposes of making any calculation under applicable law in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

Dividend Rights
Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

The holders of the Series Seed Preferred Stock are entitled to receive, out of any assets legally available therefor, noncumulative dividends in an amount per share per annum equal to 8% of the applicable Original Issue Price, when, as, and if declared by the Company's board of directors. No dividend shall be paid on the Common Stock in any year, other than dividends payable solely in capital stock, until all dividends for such year have been declared and paid on the Preferred Stock, and no dividends on the Common Stock shall be paid unless the amount of such dividend on the Common Stock is also paid on the Preferred Stock on an as-converted to Common Stock basis.

The "Original Issue Price" per share shall mean $0.025 for the Series Seed 1 Preferred Stock, $0.40 for the Series Seed 2 Preferred Stock, $0.56778 for the Series Seed 3 Preferred Stock, $0.42651 for the Series Seed 4 Preferred Stock, and $1.10 for the Series A Preferred Stock (each as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like with respect to such series of Preferred Stock).

Right to Receive Liquidation Distributions
In the event of any liquidation, dissolution or winding up of the Company, prior and in preference to any distribution of any of the assets or funds of the Company to the holders of the Common Stock, the holders of the Series A Preferred Stock and Series Seed Preferred Stock shall be entitled to receive for each outstanding share of Preferred Stock then held by them an amount equal to the applicable Original Issue Price (as defined above) plus declared but

unpaid dividends on such share, payable on a pari passu basis among the series. After payment to the holders of Series A Preferred Stock and Series Seed Preferred Stock, all assets and funds of the Company that remain legally available for distribution to stockholders by reason of their ownership of stock of the Company shall be distributed ratably among the holders of the Common Stock. Shares of the Class A Preferred Stock and Series Seed Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any distribution, or series of distributions, as shares of Common Stock, without first foregoing participation in the distribution, or series of distributions, as shares of Preferred Stock.

A liquidation, dissolution or winding up of the Company shall be deemed to be occasioned by, and to include, (i) the acquisition of the Company; or (ii) sale or exclusive lease or license of all or substantially all of the assets of the Company in a single transaction or a series of related transactions; or (iii) issuance (other than in a bona fide financing transaction) of shares of capital stock of the Company, in a single transaction or series of related transactions, representing at least fifty percent (50%) of the voting power of the voting securities of the Company ((i)-(iii) collectively, a "Deemed Liquidation Event"). Notwithstanding the foregoing, these rights of all the holders of the Series A Preferred Stock and Series Seed Preferred Stock may be waived by the holders of (a) a majority of the Series Seed 1 Preferred Stock, voting as a separate class, (b) a majority of the Series Seed 2 Preferred Stock, voting as a separate class, (c) a majority of the Series Seed 3 Preferred Stock, voting as a separate class and a majority of the Series Seed 4 Preferred Stock, voting as a separate class on an as-converted to Common Stock basis.

Conversion Rights
Each share of Series A Preferred Stock and Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price (defined above) of such share of Preferred Stock by the Conversion Price (defined below) of such share of Preferred Stock at the time in effect for a share of such series of Preferred Stock

The "Conversion Price" per share initially shall be $0.025 for the Series Seed 1 Preferred Stock, $0.40 for the Series Seed 2 Preferred Stock, $0.55000 for the Series Seed 3 Preferred Stock, $0.42651 for the Series Seed 4 Preferred Stock, and $1.10 for the Series A Preferred Stock. The initial Conversion Price shall be subject to adjustment from time to time for subdivisions or combinations of Common Stock, stock dividends and other distributions, reorganizations, reclassifications and for diluting issues.

Each share of Series A Preferred Stock and Series Seed Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Price upon the earlier of (i) the Company's firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of the Company's Common Stock to the public with gross proceeds to the Company of not less than $30 million ("Qualified Initial Public Offering") or (ii) the date specified by written consent of holders of a majority of the then outstanding shares of Series A Preferred Stock and Series Seed Preferred Stock, voting as a single class on an as-converted to Common Stock basis, and, with respect to the Series Seed 3 Preferred Stock, the consent of holders of a majority of the then outstanding Series Seed 3 Preferred Stock, voting as a single class on an as-converted to Common Stock basis.

Certain Rights and Obligations under the Series A Preferred Stock Purchase Agreement
Under the Series A Preferred Stock Purchase Agreement (the "Series A Purchase Agreement"), investors who are holders of 250,000 shares or greater are designated Major Investors. Major Investors are granted additional information rights.

Holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Series A Preferred Stock Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Rights under the Series Seed Investor Rights Agreement
Holders of Series Seed Preferred Stock have rights to require the Company to register the offer and sale of shares of Common Stock underlying the Series Seed Preferred Stock under certain circumstances. The Company's CEO, Ryan McLean has granted a right of first refusal to the holders of the Series Seed Preferred Stock to purchase all or

any portion of shares that the CEO proposes to transfer, and the CEO has granted a secondary refusal right to Major Investors. The CEO has also granted to Major Investors a right of co-sale, which provides Major Investors that right to participate on a pro rata basis in a proposed sale by the CEO of his shares of capital stock of the Company.

What it means to be a minority holder

As an investor in Series A Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series A Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE,

OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

SI Securities, LLC

 The Company has engaged SI Securities, LLC as its sole and exclusive placement agent to assist in the placement of its securities. SI Securities, LLC is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Investors will follow the purchase procedure below:
- The purchase price for the Series A Preferred Stock shall be paid prior to or simultaneously with execution and delivery to the Company of the signature page of the Subscription Agreement, of which this Offering Statement is part.

- In the event that the Minimum Target Amount has not been met by the termination date, any money tendered by investors in the Offering, including any Transaction Fees, will be promptly returned.
- Upon a successful closing, the investor's funds shall be released to the Company. The investor shall receive notice and evidence of the digital entry of the number of the Series A Preferred Stock owned by investor reflected on the books and records of the Company and verified by the Company's transfer agent, which books and records shall bear a notation that the Series A Preferred Stock were sold in reliance upon Regulation CF of the Securities Act. Upon written instruction by the investor, the transfer agent may record the Shares beneficially owned by the investor on the books and records of the Company in the name of any other entity as designated by the investor and in accordance with the transfer agent's requirements.

In addition, by each investor's execution of the Subscription Agreement and under the terms thereof, each investor will join as a party to the Amended and Restated Voting Agreement, dated as of May [_], 2021.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Provisions of Note in Our Subscription Agreement

Our subscription agreement includes forum selection provisions that require any claims against the Company based on the subscription agreement not arising under the federal securities laws to be brought in a court of competent jurisdiction in the State of Delaware and to the jurisdiction of the United States District Court of the District of Delaware. These forum selection provisions may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The company has adopted these provisions to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company.

Jury Trial Waiver

Our subscription agreement provides that investors waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement. By signing the subscription agreement, the investor warrants that the investor has reviewed these waivers with the investor's legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor's legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Ryan McLean

_____
(Signature)

Ryan McLean

_____
(Name)

CEO and President

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Ryan McLean

_____
(Signature)

Ryan McLean

_____
(Name)

CEO and President

_____
(Title)

May 6, 2021

_____
(Date)

/s/Bill Gross

_____
(Signature)

Bill Gross

_____
(Name)

Board of Directors, Chairman

_____
(Title)

May 6, 2021

_____
(Date)

/s/Tamim Mourad
_____
(Signature)

Tamim Mourad
_____
(Name)

Board of Directors
_____
(Title)

May 6, 2021
_____
(Date)

/s/Sunil Nagaraj
_____
(Signature)

Sunil Nagaraj
_____
(Name)

Board of Directors
_____
(Title)

May 6, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

ROLLO MOTION, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Rollo Motion, Inc.
Pasadena, California

We have reviewed the accompanying financial statements of Rollo Motion, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 29, 2021
Los Angeles, California

Rollo Motion, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	461,358	$	1,068,792
Accounts receivable—net		12,396		-
Prepaids and other current assets		152,896		89,766
Total current assets		**626,650**		**1,158,558**
Property and equipment, net		33,058		22,974
Total assets	$	**659,708**	$	**1,181,532**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	132,152	$	41,706
Other current liabilities		12,850		7,432
Total current liabilities		**145,002**		**49,138**
SBA Loan		113,763		-
Total liabilities		**258,765**		**49,138**
STOCKHOLDERS EQUITY				
Common Stock		308		308
Preferred Stock - Series Seed 1		300		300
Preferred Stock - Series Seed 2		251		251
Preferred Stock - Series Seed 3		339		339
Preferred Stock - Series Seed 4		235		-
Additional Paid In Capital		4,027,767		3,008,647
Retained earnings/(Accumulated Deficit)		(3,628,257)		(1,877,451)
Total stockholders' equity		**400,943**		**1,132,394**
Total liabilities and stockholders' equity	$	**659,708**	$	**1,181,532**

See accompanying notes to financial statements.

- 2 -

Rollo Motion, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 24,026	$ -
Operating expenses		
General and administrative	1,530,665	1,303,306
Research and development	255,138	282,437
Total operating expenses	1,785,804	1,585,743
Operating income/(loss)	(1,761,778)	(1,585,743)
(Interest expense)/Interest income	(519)	4,021
Other Income/(Loss)	11,491	9,206
Income/(Loss) before provision for income taxes	(1,750,806)	(1,572,516)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (1,750,806)**	**$ (1,572,516)**

See accompanying notes to financial statements.

ROLLO MOTION, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks		Preferred Stock Series 1		Preferred Stock Series 2		Preferred Stock Series 3		Preferred Stock Series 4		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2018	3,075,000 $	300	3,000,000 $	300	- $	-	- $	-	- $	-	$ 74,700.0	$ (304,935)	$ (229,635)
Equity contribution													-
Capital contribution		8									5,243		5,250
Conversion of notes payable into preferred stock - Series 2					2,513,551	251					1,005,170		1,005,421
Sharebased compensation expense											15,174		15,174
Issuance of preferred stock - Series 3							3,390,396	339			1,908,361		1,908,700
Net income /(loss)												(1,572,516)	(1,572,516)
Balance—December 31, 2019	3,075,000 $	308	3,000,000 $	300	2,513,551 $	251	3,390,396 $	339	- $	-	$ 3,008,647	$ (1,877,451)	$ 1,132,394
Conversion of notes payable into preferred stock - Series 4									2,351,500	235	1,002,703		1,002,938
Sharebased compensation expense											16,416		16,416
Net income /(loss)												(1,750,806)	(1,750,806)
Balance—December 31, 2020	3,075,000 $	308	3,000,000 $	300	2,513,551 $	251	3,390,396 $	339	2,351,500 $	235	$ 4,027,767	$ (3,628,257)	$ 400,943

ROLLO MOTION, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,750,806)	$	(1,572,516)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		17,340		5,153
Interest expense on convertible notes		2,938		5,421
Share based compensation		16,416		15,174
Changes in operating assets and liabilities:				
Accounts receivable		(12,396)		-
Prepaid expenses and other current assets		(63,130)		(89,766)
Accounts payable and accrued expenses		90,446		27,212
Other current liabilities		5,418		(7,345)
Net cash provided/(used) by operating activities		**(1,693,773)**		**(1,616,667)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(27,424)		(28,127)
Net cash provided/(used) in investing activities		**(27,424)**		**(28,127)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on convertible loans		1,000,000		-
Borrowings on SBA Loans		113,763		
Issuance of common stock		-		5,250
Issuance of preferred stock - Series 3		-		1,908,700
Net cash provided/(used) by financing activities		**1,113,763**		**1,913,950**
Change in cash		(607,434)		269,156
Cash—beginning of year		1,068,792		799,636
Cash—end of year	$	**461,358**	$	**1,068,792**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of Notes to Preferred Series 2	$	-	$	1,005,421
Conversion of Notes to Preferred Series 4	$	1,002,938	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Rollo Motion, Inc. was incorporated on September 17, 2018 in the state of California. The financial statements of Rollo Motion, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pasadena, California.

Rollo Motion, Inc. is a start up company developing AI hybrid delivery vehicle.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $191,861 and $568,791, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	3 years
Vehicles	3 years
Leasehold improvements	Lesser of 15 years or lease term

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

During fiscal year 2020, the Company had non-recurring revenue not pertaining to its primary line of business of $24 thousand. Once the Company is generating revenues from its primary business line, its income is going to be is principally comprised of revenues earned by the Company as part of the sale of its AI delivery vehicles.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 were immaterial.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 29, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2020	2019
Prepaid insurance and development	137,180	89,766
Short Term Deposits	15,716	-
Total Prepaids Expenses and other Current Assts	$ 152,896	$ 89,766

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued payroll	$ 12,850	$ 7,432
Total Other Current Liabilities	**$ 12,850**	**$ 7,432**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2020	2019
Equipment	$ 34,738	$ 17,815
Vehicles	10,313	10,313
Leasehold improvements	10,500	-
Property and Equipment, at Cost	**55,551**	**28,127**
Accumulated depreciation	(22,493)	(5,153)
Property and Equipment, Net	**$ 33,058**	**$ 22,974**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $17,340 and $5,153 respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 17,300,000 shares of common shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 3,075,000 shares have been issued and are outstanding.

Preferred Stock Series 1

The Company is authorized to issue 3,000,000 shares of preferred shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 3,000,000 shares of preferred shares have been issued and are outstanding.

Preferred Stock Series 2

The Company is authorized to issue 2,513,551 shares of preferred shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 2,513,551 shares of preferred shares have been issued and are outstanding.

During the year 2019, the Company converted $1,000,000 of convertible notes and $5,170 of related accrued interest into 2,513,551 shares of preferred stock series 2. The convertible notes were issued during fiscal years 2018 and 2019 with a stated interest rate of 2.55%. All of the convertible notes were converted into preferred stock.

Preferred Stock Series 3

The Company is authorized to issue 3,522,490 shares of preferred shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 3,499,993 shares of preferred shares have been issued and are outstanding.

Preferred Stock Series 4

The Company is authorized to issue 2,351,500 shares of preferred shares with $0.0001 par value. As of December 31, 2020, and December 31, 2019, 2,351,500 shares of preferred shares have been issued and are outstanding.

During the year 2020, the Company converted $1,000,000 of convertible notes and $2,703 of related accrued interest into 2,513,551 shares of preferred stock series 4. The convertible notes were issued during fiscal year 2020 with a stated interest rate of 1.5%. All of the convertible notes were converted into preferred stock.

6.   SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 2,054,010 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2020, the Company had 1,358,497 shares of common stock available for future issuance of awards under the 2018 Plan.

Total share-based compensation expense recognized in the consolidated statements of operations was as follows:

As of Year Ended December 31,	2020	2019
Cost of goods sold	$ -	$ -
Selling, marketing, and administrative	16,416	15,174
Total share-based compensation	**$ 16,416**	**$ 15,174**

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2019	2020
Expected life (years)	10.00	10.00
Risk-free interest rate	2.91%	2.60%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The weighted average fair value per share of stock option granted during fiscal years 2020 and 2019 was $0.14 and $0.06, respectively.

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	-	$	-	-
Granted	695,000	$	0.07	
Execised	(75,000)	$	-	
Expired/Cancelled	-	$	-	-
Outstanding at December 31, 2019	620,000	$	0.07	9.31
Granted	350,000	$	0.12	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2020	970,000	$	0.09	8.85
Exercisable Options at December 31, 2020	354,817	$	0.08	8.59

The unrecognized compensation expense calculated under the fair value method as of December 31, 2020 and December 31, 2019 was approximately $58,893 and $25,567, respectively.

7.   DEBT

During the fiscal year 2020, the Company entered into an SBA PPP loan in the amount of $113,763. The loan carries interest rate of 1% and matures in two years from the grant date. The Company expects the loan to be forgiven. The entire loan balance has been classified as non-current.

Rollo Motion, Inc.
Notes to Financial Statements
For Year Ended to December 31, 2020 and December 31, 2019

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (522,440)	$ (461,281)
Valuation Allowance	522,440	461,281
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (1,058,775)	$ (536,335)
Valuation Allowance	1,058,775	536,335
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,548,174, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,547,149. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

There are no related party transactions.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

During fiscal year 2019 and 2020, the Company's leases were month to month. Rent expense was in the amount of $88,000 and $37,788 as of December 31, 2020 and December 31, 2019, respectively. During fiscal year 2021, the Company entered into a lease agreement – refer to Note 11 for more information.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 29, 2021 the date the financial statements were available to be issued.

The Company entered into a lease with the lease term commencing on February 1, 2021 and ending July 31, 2021. The base rent is $7,500 per month, and security deposit is $7,500.

On February 4, 2021, The Company entered into another Payroll Paycheck Protection loan in the amount of $129,267. The loan carries 1% interest. The loan is subject to forgiveness if certain conditions are met under CARES act. If the entire or part of the loan is not forgiven, the payments of principal and interest are deferred 16 months from the date of the borrowing date. The unforgiveness portion of loan matures 60 days from the borrowing date.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $1,750,806, an operating cash flow loss of $1,693,773 and liquid assets in cash of $461,358, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C

PDF of SI Website


Rollo
Delivering your city to you
Hyperlocal autonomous delivery
Rollo
Delivery

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Rollo Motion

Smart delivery fleets for autonomous, remote, or human operation

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$999	$20,164,146	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN ROLLO MOTION

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: http://www.rollomotion.com

Share:

Rollo Motion is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
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Company Highlights

- Achieved in-market growth by increasing deliveries 48% on average per month (September 2020 to March 2021) since launching in Pasadena, CA in July 2020.
- Vehicles have logged over 8,600 miles of in-market use and our autonomy projects to provide triple the deliveries per hour per person versus traditional human-delivery.
- Vehicles have delivered over 5,000 orders since launching, with an average gross order value of over $62.
- An Idealab company co-founded by Bill Gross and Ryan McLean, Ph.D., with deep experience scaling startups and profitably bringing advanced technology to market.
- Key investors include Idealab Studio, Idealab X, Neotribe, and Ubiquity Ventures.

Fundraise Highlights

- Total Round Size: US $5,000,000
- Raise Description: Series A
- Minimum Investment: US $999 per investor
- Security Type: Tiered Preferred Equity (SWIFT)
- Pre-Money valuation : US $20,164,146
- Target Minimum Raise Amount: US $750,000
- Offering Type: Side by Side Offering

Tiered Pricing

- Purchase Price: US $0.89 before Jun 12, 2021
- Pricing Discount: **19.8% discount** before Jun 12, 2021
- Pricing Schedule: See Full Schedule

Rollo's smart fleet allows for autonomous, remote, or human operation to create an efficient end-to-end local delivery solution.

Rollo achieves one of the lowest costs in the market for fulfillment of local deliveries by using a fleet of light-weight vehicles that can be operated in a variety of modes. Our custom-designed vehicles can be ridden by a delivery driver, operated remotely, or they can even complete deliveries fully autonomously.

The Problem

Traditional car-based delivery providers are fundamentally limited by labor costs, and increasingly face regulatory headwinds as the nascent 'gig-economy' grows around the world. Others who use fully-robotic solutions face a wide range of technical challenges including range at low-speeds, maneuverability, and navigating complex situations beyond the capabilities of today's technology (e.g. entering a door code, or opening a gate).

Rollo's unique hybrid fleet allocates staff as needed in an efficient manner while enjoying the benefits of lower-cost autonomy on deliveries that don't require a person at the endpoint. As a result, our overall operational costs are lower than others in the local delivery space, which allows us to provide greater value to our restaurant partners and customers alike.

Rollo vehicles

Today, Rollo's delivery fleet is made up of a single vehicle design that is optimized for in-person (human-ridden) usage, and is also capable of low-speed remote operation and fully-autonomous motion. Rollo is now adapting the core of our vehicle to create a configuration optimized for autonomous motion which increases its operational speed, safety, and range.

Gallery





8mph Bike Lane

Bikelane Operable
Up to 8mph



▶ 00:32   ✿ *vimeo*

Rollo in Bike Lane.
Rollo operates smoothly in the bike lane

Media Mentions

FST@MPANY   LACI   NGTNews   Pasadena Star-News

The Team

Founders and Officers



Ryan McLean, PhD
CO-FOUNDER & CEO

Ryan co-founded Rollo in 2018 to bring the promise of autonomy to the world of micromobility. The challenge is particularly compelling for Ryan as it draws from his two main career strengths: technology and operations. As CEO, Ryan leads the vision for the integration of a hardware design with Rollo software technology that will create a world-class autonomous delivery service.

Ryan earned his Ph.D. in Astrophysics and came to Caltech in 2000 to continue to develop high-energy detectors for NASA spaceflight programs. His expertise contributed to space research missions that explored the origins of galaxies, star formation and black holes. Ryan was the first principal investigator at Caltech funded by the Domestic Nuclear Detection Office, a branch of the Department of Homeland Security, and was sponsored across multiple successful programs to adapt gamma-ray detectors to power systems capable of detecting stray radioactive materials. In 2009, Ryan went to the Stanford Graduate School of Business as a Sloan Fellow to learn to build organizations capable of scale and change. Ryan joined Razor USA as COO and negotiated acquisition of the Hovertrax intellectual property, adding the highest tech product ever made to the Razor product line.

Ryan received his Ph.D. in Astrophysics from the University of Colorado at Boulder in 2000, a Master's in Business Management from Stanford Graduate School of Business in 2010, and a Bachelor of Science degree in Electrical Engineering and Computer Science from the University of California at Berkeley in 1992.



Bill Gross
CO-FOUNDER AND BOARD CHAIRMAN

In 1996, Bill founded Idealab a company "incubator". The company's mission is to challenge the status quo, to be bold, and to tackle big ideas that others would not. Idealab just celebrated its 25th anniversary, and during its more than two decades, it has started more than 150 companies, created more than 10,000 jobs, and had more than 50 successful IPOs and acquisitions. In addition to serving as Idealab's board chairman, Bill is also a member of the Board of Trustees of the California Institute of Technology and of the Art Center College of Design. He graduated from the California Institute of Technology with a BS degree in mechanical engineering in 1981.

Key Team Members


Matthew Palmer
Chief Marketing Officer


Maximilian "Maxx" Zavodny
VP Software Development


Emerick Varga
Lead Hardware Product Development


Stephanie McLean
Marketing Coordinator


Oldooz Pooyanfar
Project Engineer


Seena Mirassadi
Designer


Mike Amster
Operations / Fleet Management


Zealand McLean
Operations / Restaurant Expansion

Notable Advisors & Investors


Bill Craig, PhD
Advisor, Aerospace Program Manager UC Berkeley


K. Mani Chandy, PhD
Advisor, Simon Ramo Professor of Computer Science California Institute of Technology


Andre Neumann-Loreck
Advisor, Founder, On Tap Consulting


Matthew Brown
Advisor, Ubiquity Ventures, Extended Team

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Series A
Round size:	US $5,000,000
Minimum investment:	US $999
Target Minimum:	US $750,000

Key Terms

Security Type:	Tiered Preferred Equity (SWIFT)
Purchase Price:	US $0.89 no later than Jun 11, 2021 (19.8% discount)
	US $1.00 no later than Jul 9, 2021 (9.9% discount)
	US $1.11 Final
Pre-Money valuation:	US $20,164,146
Option pool:	5.24%
Liquidation preference:	1.0x

Additional Terms

Custody of shares:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Rollo Motion has set an overall target minimum of US $750,000 for the round, Rollo Motion must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Rollo Motion's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



If Maximum Amount Is Raised



- Research & Development
- Sales and Marketing
- Operations
- Vehicles

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Rollo Motion's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Seed 1

Round Size	US $75,000
Closed Date	Sep 1, 2018
Security Type	Preferred Equity
Pre-Money valuation	US $125,000

Seed 2

Round Size	US $1,005,420
Closed Date	Jan 1, 2019
Security Type	Preferred Equity
Pre-Money valuation	US $3,000,000

Seed 3

Round Size	US $1,924,999
Closed Date	Sep 1, 2019
Security Type	Preferred Equity
Pre-Money valuation	US $6,000,000

Seed 4

Round Size	US $1,002,938
Closed Date	Jun 1, 2020
Security Type	Preferred Equity
Pre-Money valuation	US $6,000,000

Bridge

Round Size	US $180,000
Closed Date	Apr 28, 2021
Security Type	Convertible Note
Valuation Cap	US $7,000,000

Market Landscape



US Food Delivery App Revenue

Total Market

Restaurants are a driving force in the national economy with food sales in 2020 of over $650 billion. Those sales were 25% below expectation and in 2021 the recovery will likely continue to favor off-premise sales, which were $300 billion in 2019.

Delivery Growth

Full-service restaurants, most of which operate a single location, claim 22% of the off-premise market, which used to mean just carryout. Delivery is changing that and is increasingly replacing carryout. Growth in delivery continues to outpace other categories and that has certainly been helped by the efforts of delivery apps like DoorDash and Uber Eats to aggregate consumers and restaurants into a single marketplace.

Apps

The app marketplace currently supports delivery through high commissions to restaurants and high markups to consumers. The delivery apps provide 'shadow' customers who are difficult to convert to the restaurant's own channel for future orders.

Platform Solutions

Restaurants need modern tools that allow them to own and grow the online relationship already started with their on-premise customers. There are many platform tools for website hosting, order management, and POS integration. Delivery services are not typically offered by any of the companies building platform solutions. At best, the platforms integrate to delivery services that may be operated by the app companies (DoorDash, Uber Eats and others).

Future

Delivery will continue to grow with delivery app revenue anticipated to grow at 10% per year over the next five years. Restaurants are desperate to find affordable delivery options and will encourage their customers to place direct orders with the restaurant so as to capture the margin lost to services with persistent issues.

Rollo aims to build off delivery growth, while providing a better experience and solution for restaurants and consumers alike.

Risks and Disclosures

You may be subject to a different share price from other investors in this Offering. The Company has an evaluated pre-money valuation of approximately $20 million and a corresponding share price of $1.11. However, investors that invest earlier in the Offering may be rewarded with a discounted share price. Investors that have their subscription received no later than June 11, 2021 will be issued shares with a share price of $0.89. Investors that have their subscription received after June 11, 2021 but no later than July 9, 2021 will be issued shares with a share price of $1.00. Investors that have their subscription received after July 9, 2021 will be issued shares with the evaluated share price of $1.11. Investors that invest earlier in the Offering are rewarded with a lower share price. Investments made by SI Selections Fund I, L.P. (if applicable) and through the SeedInvest Auto Invest program will always be issued shares with a share price of $0.89, regardless of the date the subscription was received. Other than the differences in the share price described herein, there are no other differences between the shares for subscriptions received in these time periods.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for 3-4 months, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. The Company believes that it is able to continue extracting cash from sales to sustain and extend its runway. Doing so could require significant effort and expense or may not be feasible.

The Company has not filed a Form D for its prior offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's cash position is relatively low. The Company currently has approximately $275,000 in cash balance as of March 31, 2021, equating to approximately 3-4 month(s) of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company has outstanding Convertible Notes. The Company has issued four Convertible Notes in April 2021 for a total principal of $180,000. These Notes accrue at an interest rate of 5% and have a maturity term of 6 months from the date of issuance. The Notes are convertible into the next series of Preferred Stock the company issues shares for a gross purchase price of at least $1,000,000 or at the time of maturity to Series Seed 4 Preferred Stock. The conversion price of these Notes is based on a valuation cap of approximately $7,000,000. Additionally, these Notes also carry Warrants in the amount of 7 warrants per $1 of principal, for a total of 1,260,000 Warrants. The Warrants give the purchaser the right for the later purchase of Series Seed 4 Preferred Stock at an exercise price of approximately $0.426, as defined in the Company's Certificate of Incorporation.

The Company has an outstanding PPP loan. The Company currently owes Silicon Valley Bank for a Small Business Association Paycheck Protection Programs loan worth principal of $129,267. The loan was issued on February 4, 2021 and the loan carries 1% interest and is subject to forgiveness if certain conditions are met under CARES act. If the entire or part of the loan is not forgiven, the payments of principal and interest are deferred 16 months from the date of the borrowing date. The unforgiveness portion of the loan matures 60 days from the borrowing date.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company is still in the development stage and has not obtained enough revenues to support growing operations as of yet, among other factors, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
> 🗀 Financials (2 files)	Feb 26, 2021	Folder
> 🗀 Fundraising Round (1 file)	Feb 26, 2021	Folder
> 🗀 Miscellaneous (4 files)	Feb 26, 2021	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?

A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?

Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Rollo Motion

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Rollo Motion. Once Rollo Motion accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Rollo Motion in exchange for your securities. At that point, you will be a proud owner in Rollo Motion.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Rollo Motion has set a minimum investment amount of US $999.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Rollo Motion does not plan to list these securities on a national exchange or another secondary market. At some point Rollo Motion may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Rollo Motion either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Rollo Motion's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Rollo Motion's Form C. The Form C includes important details about Rollo Motion's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck



Rollo

Delivering your city to you

Hyperlocal autonomous delivery

Rollo
Delivery

Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results.

Rollo

Our Founding

> ## We believe that autonomy unlocks huge potential for transportation systems in all cities, for all applications.
>
> Imagine a lightweight vehicle that is fun, safe, and capable of self-driving without a rider. This technology would solve big challenges in the short-range transportation and delivery markets.

Ryan McLean, PhD
Co-founder & CEO

COO Razor,
Caltech Principal Scientist,
Astrophysics PhD,
Stanford GSB





Bill Gross
Co-founder & Chairman

Co-founder & Chairman,
Idealab & Idealab Studios
Launched 150+
companies to date

Rollo

Rollo's Evolution

2019



Invented proprietary* vehicle

Stand-up ride focused on power, speed, and safety

Autopilot system that allows a mix of teleoperations and self-driving automation to reposition fleet vehicles

* International patent-pending

2020



Adapted design and technology for local delivery

Faster than a car for deliveries within 3 miles

Carry up to 350 pounds of cargo

Launched a local delivery pilot service in Pasadena, CA (and Santa Monica in Feb '21)

2021



Scaling a local delivery service model

Market traction with 4,000+ deliveries in 6 months (Oct '20 to Mar '21), doubling every 10 weeks

Thousands of logged road miles on robust hardware de-risks new market expansion plans

Rollo

Rollo's Delivery Service Model

WHERE

Hyperlocal neighborhood delivery

Anything within 3 miles
Immediate opportunities present in grocery, retail and restaurant categories

Virtually all market types benefit from Rollo's technology platform – cities, towns, suburbs, and neighborhoods

WHAT

High value orders from local merchants

High value orders (over $50)
Rollo's zero commission service model **improves merchant margins**

Greater merchant control and **better customer experiences** translate to higher total order volumes, more trust and preferred delivery partner status

HOW

Autonomous technology

Automating key steps of the delivery **lowers cost** and **keeps goods moving** and **shortens delivery time**

Compared to car delivery, Rollo's platform **increases efficiency** and **deliveries per hour**

Rollo

Our First Market Pilot Choice: Food Delivery


Rollo
Delivery

Food delivery issues present a fragmented and time-critical category opportunity

- **Food delivery issues effectively demonstrate the time savings** Rollo technology offers
- **We provide restaurants with a committed delivery partner** that operates at a higher level of customer service

Restaurants are ready to use a new business model for food delivery

- Marketplace **aggregators** like DoorDash, Postmates, and UberEats **commoditize restaurants**
- **Unlocking delivery** from the marketplace **and integrating** directly with **restaurant ordering** tools **returns value** to merchants and their customers

Rollo

Why Restaurants Need Rollo

Restaurant owners are desperate to find affordable delivery options that better connect them with customers and won't risk their reputation



POSTMATES
DOORDASH
Uber Eats
caviar
seamless

The New York Times

Why Restaurants Are Fed Up With Apps

Delivery apps promised to connect restaurants with more customers. The dream isn't working.

Los Angeles Times

The next time you order takeout, call the restaurant

The Washington Post

The apps have also developed a reputation for poor performance in every realm a restaurant might consider useful – which is unfortunate now that restaurateurs are relying on them. They're plainly inefficient.

Rollo

Why Customers Need Rollo

Delivery apps are expensive and riddled with persistent issues

 **The Hidden Cost of Food Delivery**

TOTAL CONSUMER MEAL COST
including app service and delivery fees



40% Sample delivery app markup

Restaurant list price

 **1 in 4 Food Delivery Drivers Admit to Eating Your Food**

TOP DELIVERY ISSUES
that required customer service contact

50% Delivery was late

37% Some items incorrect

36% Food was cold / not fresh

33% Driver needed directions

26% Food never arrived

14% Driver attitude / behavior issues

Rollo

Rollo's Value Proposition

HYPERLOCAL delivery
benefits all stakeholders

Restaurants

Zero commissions and **zero** fees

Consistent and **trusted** service

Clean and **maintained** fleet

Customers

2X faster than delivery apps

$5 flat fee + tips

Experienced delivery staff that repeat customers get to know

Drivers

Wages and benefits as Rollo employees with a vested interest

High utilization

Delivery vehicle and **PPE provided**

Community

Enhanced **local business sales** and **employment opportunities**

Zero emissions fleet

Fewer delivery cars means **less traffic congestion**

Rollo

Enter Rollo, Winning the Race with Autonomy

Our autonomous technology will aim to power **6 or more deliveries per hour** – tripling estimated deliveries per hour by car

Restaurant pickup in a **driverless vehicle** that **starts moving** when **restaurant** loads and **locks** order

Consumers choose either driver-assisted or autonomous deliveries


Cameras
Sensor Cluster
Obstacle detection sensors
Thermal insulating carrier
Smart lock mechanism
Rollo Delivery
Rollo
Pivoting frame
Zero emission motors
Wide standing deck
3 stabilizing wheels

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Pilot: Market Success and Traction

Rollo makes daily deliveries with a system utilizing human, teleoperated, and autonomous driving

- **Restaurant owners are happy** with the **zero-commission** model and delivery fees paid by consumers. Restaurants **encourage** customers to place **direct** delivery **orders**.

- **Consumers are happy** with reasonable fixed delivery fees that **avoid excessive markup**. Consumers receive orders quickly, with effective communication and a more personal experience.

- **Rollo smart technology — better with every delivery.** Software **updates unlock more flexibility** and possibility for all operating modes.



High Marks From Customers and Restaurants

Net Promoter Score (NPS)
Customer Satisfaction



100
90
80
70
60
50
40
30
20
10
0
-10
-20
-30
-40
-50
World Class
Excellent
Good
Needs Improvement
+91
Rollo
- 4
Delivery Apps
(average score)
GRUBHUB
Uber Eats
Postmates
DOORDASH

NPS methodology based on delivery service reviews (1-5 stars) converted to 10-point rating.



"Amazing service. One of the best meal deliveries I've had. Driver was quick and super friendly. 5-star driver!"



Customer
Santa Monica, CA



"You guys are the best delivery service I've ever experienced!"

Customer
Pasadena, CA

"Working with a company like Rollo that shares our values around providing great customer service, treating one's employees well and utilizing eco-friendly practices makes us so happy. It feels more like a true partnership, as opposed to a transaction."



Monica Heffron
Executive Project Manager
Rustic Canyon Family Group
Santa Monica, CA

"You're doing a great job! Everyone who's gotten deliveries from you through us has been extremely happy. And you're expanding and hiring in the right way… Thanks for always helping us!"



Alison Hawkins
General Manager
Green Street Restaurant
Pasadena, CA

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Breakthrough Unit Economics

	$ Avg Order Value		% Fees		Deliveries/Hour		Performance
Delivery Apps	$35	x	37%	x	1.9	=	$**24.61**/hr
Rollo (Today)	$60	x	22%	x	2.1	=	$**27.72**/hr
Rollo (Future)	$60	x	22%	x	6.2	=	$**81.84**/hr

Can reach **3X higher earnings** as **technology improves to enable more deliveries per hour**

Rollo

Improve Unit Economics with Autonomous Delivery

20% autonomous delivery rate **lowers costs to $8.98 with margins above 30%**

Delivery Cost



Delivery
$8.98 @ 20% autonomous delivery rate in Oct 2021
Total Cost Per Delivery
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
Apr '21
May '21
Jun '21
Jul '21
Aug '21
Sep '21
Oct '21
Nov '21
Dec '21
Jan '22
Feb '22
Mar '22
Apr '22
May '22
Jun '22
Jul '22
Aug '22
Sep '22

Gross Margin



Margin
34%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-33%
-20%
-8%
3%
14%
24%
34%
37%
40%
44%
47%
50%
53%
56%
59%
62%
65%
68%
Apr '21
Jun '21
Aug '21
Oct '21
Dec '21
Feb '22
Apr '22
Jun '22
Aug '22
Oct '22

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Rollo

Launch New Markets and Grow Current Markets



SOUTHERN CALIFORNIA

Pasadena

Project to grow this market to:

10,000 monthly deliveries,
35% market penetration,
$1.08MM annual revenue *by Q1 2022*

Downtown Los Angeles (Launch in Q1 2022)

Total projected market:

50,000 monthly deliveries
$5.4MM annual revenue

Santa Monica

Project to grow this market to:

2,000 monthly deliveries,
7% market penetration,
$0.22MM annual revenue *by Q1 2022*

Projected Metrics: Markets are expected to begin achieving annualized delivery and revenue projections starting in Q1 2022.

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Rollo

Projecting $5M of Revenue in 22 Months

Market expansion investment will help drive **revenue growth**

Achieved fast traction

- 4,000+ deliveries in 6 months
- Doubling every 10 weeks

Identified key growth drivers

- Increasing referrals
- Repeat orders
- Interest in technology

De-risked potential

- Thousands of road miles logged = field-informed technology



Date
2021
2022
Value
1300K
1200K
1100K
1000K
900K
800K
700K
600K
500K
400K
300K
200K
100K
0K
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Projected Revenue
Downtown LA
Santa Monica
Pasadena

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Rollo

Scalable to New Opportunities

Projections per market

Expenses

- $200K hardware
- $300K operating expenses
- 6 months ramp up

Yields

- 1,000 daily deliveries
- $1.7MM annual revenue
- 40% gross margin
- < 1-year breakeven



Rollo

Use of Proceeds Through 2022

Introduce technology upgrades to grow the market

- **R&D:** Advance autonomous technology development to increase delivery speed and reduce teleoperations reliance
- **Vehicles:** Manufacture new vehicles featuring advanced capabilities
- **Operations:** Onboard new merchants and upgraded platform integrations
- **Sales & Marketing:** Increase merchant and consumer engagement to expand autonomous delivery interest



14%
Vehicles
15%
Operations
49%
Research & Development
22%
Sales & Marketing

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

18

Rollo

The Market Potential

$300B off-premise dining market has room for new options and continues to grow

- **Growth primarily resulted from the introduction of platform-to-customer services** like DoorDash, Uber Eats and Postmates

- **The introduction of apps to second and third tier cities is** expected to drive future revenue

- **Delivery is the fastest growing component** with restaurants looking for systems that give them additional direct sales channels

2020 Off-Premise Dining Market



Current Delivery Market

$224B Untapped Market

Vendor
- DoorDash
- UberEats
- Postmates
- GrubHub
- Dominos
- Pizza
- Other

Rollo

Our Team



Ryan McLean, PhD
Co-founder & CEO

COO Razor, Caltech Principal Scientist, Astrophysics PhD, Stanford GSB Sloan Fellow



Matthew Palmer
CMO

EIR Idealab, Disney, Viacom, Discovery, Rollins MBA



Maximilian Zavodny
VP Software Development

10 years design & implementation of complex & autonomous control systems, Caltech BS Physics, University of Hawaii at Manoa MS Astronomy



Emerick Varga
Lead Hardware Prod Dev

University of Southern California BS Engineering



Seena Mirassadi
Designer

Art Center College of Design BS Transportation Design



Stephanie McLean
Marketing Coordinator

R&D Publications Editor, Technical Writer, University of California at Berkeley BA English



Oldooz Pooyanfar
Project Engineer

Simon Fraser University, British Columbia, MS Mechatronics Engineering



Mike Amster
Operations / Fleet Management

Arizona State University BA Political Science



Zealand McLean
Operations / Restaurant Expansion

University of California at Santa Cruz BS Computer Science and Economics candidate '21

Rollo

Our Advisors



Bill Craig, PhD

Aerospace Program Manager
UC Berkeley



Andre Neumann-Loreck

Founder
On Tap Consulting



Matthew Brown

Ubiquity Ventures
Extended Team



K. Mani Chandy, PhD

Simon Ramo Professor of Computer Science
California Institute of Technology

Rollo

Hyperlocal autonomous delivery solves big problems across all short-range delivery markets

Over $800B of goods
are to be delivered in the US every year by 2022

Categories include

Restaurant • Retail • Grocery
Convenience • Pharmacy • and more



Delivering your city to you

EXHIBIT E

Video Transcripts

Rollo Motion, Inc.
Video Transcripts

(1 of 6)

"8 mph Bike Lane"
Gallery: https://vimeo.com/533419374

[Rollo scooter operating autonomously through a bike lane. Scooter also maneuvers around a tree branch in the middle of the lane.]

[Text overlays state "Bike Lane Operable Up to 8 mph" *and* "Obstacle Detection and Avoidance" *and closes with* "Rollo"*]*

(2 of 6)

"Rollo Rollout"
Gallery: https://vimeo.com/536038261

[Rollo scooter rolling out of garage and is operated without a driver. Scooter moves through the streets of city, pulls up to the curb and the restaurant worker puts food in the cart.]

[Image of Rollo scooter moving away and closing with "Rollo: The Smart Scooter"*]*

(3 of 6)

"Customer Process"
Gallery: https://vimeo.com/535698308

[Video of customer searching for food delivery on Rollo app. Customer selects from the menu and places an order, with a message from Rollo that delivery is on the way]

[Video cuts to Rollo scooter (without human rider) stopping in front of door, where customer goes out and retrieves the food as the video closes with "Rollo"*]*

(4 of 6)

"LACI Edited"
Gallery: https://vimeo.com/539972415

[Image of Santa Monica Pier and images of Rollo vehicles around the city]

"The zero emissions delivery zone is a 1 square mile part of Santa Monica dedicated to prioritizing zero-emissions last-mile delivery"

"We are partnering with Rollo. Even outside of the environmental aspect, their customer service is amazing. A lot of the other platforms we used, use internet contractors for delivery. And Rollo hired their own employees, so there's much more accountability and customer service, and just sort of having that very personal feel... So, it's been fantastic."

Ariana Vito, Sustainability Analyst, Transportation Electrification City of Santa Monica: "We are really looking forward to having these technologies operating in our city and providing clean delivery options for residents and businesses. We are excited to, hopefully, create a model that can be replicated beyond this 1 square mile zone and further throughout the city and eventually other cities. There's opportunity to really be at the forefront of something we find is a really important mission in terms of directing climate and transportation goals."

"We need to move the electric last-mile delivery, as we also move upstream to reduce those emissions. And that's why this is so important to achieve our mission, and to really make sure that everyone benefits from cleaner air, reducing greenhouse gas emissions, and providing increased access to transportation."

(5 of 6)

“Restaurant Testimonials”
Gallery: https://vimeo.com/539976718

[Gale Kohl, Owner of Gale’s Restaurant, Pasadena, CA]

Kohl: "I'm Gale Kohl and I'm the owner of Gale's Restaurant here in Pasadena."

[Alison Hawkins, Managing Partner at Green Street Restaurant, Pasadena, CA]

Hawkins: "My name's Alison and I am a Managing Partner here at Green St. Restaurant."

[What makes Rollo stand out from other delivery services?]

Kohl: "You know, I was always, from the very beginning, very impressed with how you treated restaurants, how Rollo treated restaurants. Really fairly... I know that I could not have had a 3rd party delivery service and stay in business, especially during the last year, it just wasn't financially viable. And Rollo, they're nice, you're honest, you're ethical, and you made it happen for me - so that I was able to accomplish what I needed."

Hawkins: "I think that Rollo does a great job with, not only communication between us, the client, and you, Rollo, but I think they are someone that we would want to represent our brand and our food. And we trust you when food leaves here, that it's gonna get to the customer how we would want it delivered, whereas other third party services, you wouldn't necessarily hire them to represent your brand or your food."

[What was your experience before you had Rollo delivery?]

Kohl: "So, since I couldn't do the other delivery services, it just didn't make sense, what we did do, was I took some of my employees and [...] had them do some of the deliveries. It was cumbersome. It was... it just didn't feel right, you know, we're not professionals at delivery, we're professionals at making food."

Hawkins: "I think that, like I said, communication was difficult, it was a little chaotic. We wouldn't be able to get in touch with the driver, let alone, sometimes the customer was hard to get a hold off, because they wouldn't put the correct phone numbers on it. We would have no idea where the food was. Sometimes, food would just disappear. It would leave here, and the driver would take it themselves, and... so I think the biggest difference is the communication level and being able to track down orders, and have something, if an emergency comes up, somebody will respond right away to it... and I don't have to be on hold for 30 minutes..."

[What problems were solved by adding Rollo delivery?]

Kohl: "So, especially during the pandemic, many of our clients couldn't get out of their houses, or wouldn't for whatever reason. So, with Rollo, we were able to cover a lot more ground, and to be able to get food delivered all over the city, it was pretty terrific."

Hawkins: "Well, I think we were able to lower our costs obviously, because other 3rd party companies take our profits, you know, part of our food costs goes to them. So, we're able to get what we deserve, as far as our, what we need to make on an item. And I think we were able to - especially in this middle time with COVID, we didn't have anyone to deliver our food but we knew that there was a need out there. And we didn't have enough of a need to, or the resources to, deploy someone just to do deliveries. So it kind of took out that gray area of... 'Yeah, we can take it, we'll have them take the delivery...' you know, and the ease for the customer too, just to go on one app, and order straight from that app, and it's like you're going through Green Street. So I think that helped out a lot, as far as the confusion of, 'Well, Grubhub's Grubhub, I have no idea how that works', but Rollo, I do know how that works and I can get a hold of someone if I have a question, you know."

[What makes you happiest about working with Rollo?]

Kohl: "I think... that it's so seamless. I mean, any problems that we had... if there's any issues at all... which have been, I can't even tell you, maybe from one or two in the very beginning, when we were all learning about each other... it was just so easy to use. I'm just really impressed with how quickly everybody responded, and it's great! People are nice. Everybody at Rollo has been extremely nice, and bending over backwards to make it all happen."

Hawkins: "I think the flexibility and your willingness to take feedback and to work together on something. I know that we had conversations about wanting to know where drivers were located, and where they are in their delivery routes, so we can tell the customer if they call us, we have an answer for them."

[What has exceeded your expectations since working with Rollo?]

Kohl: "You know, I hear about all the other companies that are charging an arm and a leg, and I'm shocked that more people aren't using you, restaurants that is. It's just, there's no need for it. You guys make everything just work, and it doesn't cost hardly anything. For me, it costs nothing, and for the client it's basically free as well. It's been really a great, great collaboration. I'm really happy."

Hawkins: "Honestly, how fast you make change happen. We make change happen very slowly here, and I think it's because we've been in business for over 40 years. Things happen, there's, you know, channels that they have to go through. And I'm always impressed with how fast you're able to adapt, and make changes to, not only how you operate, but how you operate with other restaurants."

[Rollo logo]

(6 of 6)

"Rollo in the Neighborhood"
Gallery: https://vimeo.com/537038764

[Rollo scooter operating autonomously on an uneven sidewalk in a suburban neighborhood. Only music.]
